(Translation)
Exhibit 2

Rule 802 Legend
This exchange offer is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.
You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.
Public Notice regarding Share Transfer
June 25, 2009
To Whom It May Concern
1-1, Naebo-cho 6-chome, Higashi-ku, Sapporo City
Snow Brand Milk Products Co., Ltd.
Tadaaki Kohnose, President and Representative Director
The Company gives this public notice because it was resolved at the 59th Ordinary General Meeting of Shareholders held on June 24, 2009 (Wednesday) that on October 1, 2009 (Thursday), as the date of establishment by share transfer of the Wholly Owning Parent Company Incorporated through Share Transfer, in order to establish Megmilk Snow Brand Co., Ltd. (location of the head office: 1-1, Naebo-cho 6-chome, Higashi-ku, Sapporo City) as Wholly Owning Parent Company Incorporated through Share Transfer, a share transfer would take place together with Nippon Milk Community Co., Ltd. (location of the head office: 10-5, Tomihisa-cho, Shinjuku-ku, Tokyo).
End